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                            April 25, 2023

       Alexander J. Bruni
       Chief Financial Officer
       Owens & Minor, Inc.
       9120 Lockwood Boulevard
       Mechanicsville, VA 23116

                                                        Re: Owens & Minor, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K furnished
February 28, 2023
                                                            File No. 001-09810

       Dear Alexander J. Bruni:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 34

   1.                                                   Throughout your results
of operations year-to-year comparison, you identify
                                                        multiple factors for
changes in line items without quantifying the impact of each. For example, in the
Products & Healthcare Services segment, you attribute the decline in revenue to volume from
reduced hospital demand and to price changes. Please revise to quantify the change for
each of the factors that you cite. Refer to Item 303(b) of
                                                        Regulation S-K.
       Critical Accounting Estimates, page 40

   2.                                                   Please provide
information for investors to assess the probability of future goodwill impairment charges. For
example, please disclose whether any of your reporting units are at risk of failing the
quantitative impairment test or whether the fair value of your
 Alexander J. Bruni
Owens & Minor, Inc.
April 25, 2023
Page 2
         reporting units are substantially in excess of carrying value and are not at risk of failing.
         For each reporting unit at risk of failing, disclose the following:
             the percentage by which fair value exceeded carrying value at the date of the most recent test;
             a detailed description of the methods and key assumptions used and how the key assumptions were determined;
             a discussion of the degree of uncertainty associated with the assumptions; and
             a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Refer to Item 303(b)(3) of Regulation S-K.
Form 8-K dated February 28, 2023

Exhibit 99.1, page 1

3. Please revise your disclosures to present the most directly comparable GAAP measures with equal or greater prominence to your non-GAAP measures. For example, in the
         "Results and Business Highlights", you discuss Adjusted EBITDA however there is no discussion of GAAP Net (loss) income. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff's Compliance and Disclosure Interpretations on Non-
         GAAP Financial Measures.
4. We note in calculating Adjusted Operating Income, Adjusted EBITDA and Adjusted Net
         Income, you excluded acquisition-related and exit and realignment charges. Please provide more information on the nature of the expenses included in the acquisition related charges. Similarly, please further explain the nature of the expenses included in the exit and realignment charges.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at
202-551-
3336 with any questions.



FirstName LastNameAlexander J. Bruni                             Sincerely,
Comapany NameOwens & Minor, Inc.
                                                                 Division of
Corporation Finance
April 25, 2023 Page 2                                            Office of
Trade & Services
FirstName LastName